

June 11, 2015

James Park
President and Chief Executive Officer
Fitbit, Inc.
405 Howard Street
San Francisco, California 94105

  Re: Fitbit, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 2, 2015
    File No. 333-203941

Dear Mr. Park:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2015 letter.

Prospectus Summary

Our Market Opportunity, page 3

1. We note your response to prior comment 2 and your corresponding amendments to the registration statement. Please expand this section and your MD&A overview to explain that since you are not tracking user retention rates the active user metric does not capture the size and growth of your engaged community for other revenue opportunities, such as subscription-based premium services and corporate wellness offerings. Also, identify the risks and challenges related to not tracking active users under Our Growth Strategy on page 5. Lastly, in light of the nominal thresholds for being counted as an "active user," please consider adding disclosure that the metric only represents the potential or possible size or growth of your engaged community.

<u>Risk Factors</u>

<u>"Our failure or inability to protect our intellectual property …," page 27</u>

2. This risk factor caption focuses on risks to your business related to intellectual property rights; however, the litigation with Aliphcom, Inc. d/b/a/ Jawbone appears to involve causes of action beyond intellectual property rights. To the extent that this litigation presents material risks to the Company beyond those identified in the risk factor caption, please present your description of the Jawbone litigation in a separately captioned risk factor.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Jeffrey R. Vetter, Esq.
   Fenwick & West LLP